IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for June 27, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-74674
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on June 27, 2002.

CWMBS, INC.

By: [signature]
Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

Alternative Loan Trust 2002-8
Mortgage Pass-Through Certificates, Series 2002-13

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

June 20, 2002 01:33 PM
User: mercadk
As of June 20, 2002, 01:32 PM

Bond Class		
Name / Class:	CWALT028G	A1
Cusip:		
Coupon:		5.750 %
Formula:		N/A
Orig. Balance:		$50,000,000.00
Factor:		1.00000000
Factor date:		03/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,000,000.00
Net Coupon:	6.750 %
Gross Coupon:	7.357 %
Srvc Fee:	0.607 %
Orig. Term:	360 mos
Current WAM:	359 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
100-07	5.673	5.654	5.634	5.613	5.603	5.553	5.505	5.459	5.412
100-08	5.665	5.646	5.625	5.602	5.591	5.539	5.489	5.440	5.391
100-09	5.658	5.637	5.615	5.592	5.580	5.525	5.473	5.421	5.370
100-10	5.650	5.629	5.605	5.581	5.569	5.511	5.456	5.403	5.349
100-11	5.643	5.620	5.596	5.571	5.558	5.498	5.440	5.384	5.328
100-12	5.635	5.612	5.586	5.560	5.547	5.484	5.424	5.366	5.307
100-13	5.628	5.603	5.577	5.549	5.536	5.470	5.408	5.347	5.286
100-14	5.620	5.595	5.567	5.539	5.524	5.456	5.392	5.328	5.265
100-15	5.613	5.586	5.558	5.528	5.513	5.443	5.376	5.310	5.244
WAL:	5.32	4.56	3.95	3.46	3.26	2.56	2.14	1.84	1.61
Mod. Dur:	4.11	3.65	3.25	2.92	2.78	2.26	1.92	1.67	1.48
Spread	113.5	133.1	155.5	172.8	179.6	201.9	213.6	225.2	240.4
First Prin:	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002
Last Prin:	04/2018	04/2016	05/2014	06/2012	06/2011	10/2008	05/2007	08/2006	02/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.681	1.881	2.337	3.193	3.821	4.492	5.287	5.829
OnTR/Swp Spd	1.736	1.898	2.340	3.223/43	3.635/59	4.458/44	5.144/51	5.669/51
OnTR Price	99-18+	99-02	103-04	100-09	107-18	99-20	97-30+	95-27

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.127	6.721	99-29	97-09+

CAP VOLS (years)					
1	2	3	5	10	30
36.040	30.170	26.840	23.750	20.010	17.200

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.910	19.820	15.740	12.480

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

June 20, 2002 01:34 PM
User: mercadk
As of June 20, 2002, 01:34 PM

Yield Sensitivity Table

Bond Class		
Name / Class:	CWALT028G	A3
Cusip:		
Coupon:		6.250 %
Formula:		N/A
Orig. Balance:		$17,255,000.00
Factor:		1.00000000
Factor date:		03/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$17,255,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,000,000.00
Net Coupon:	6.750 %
Gross Coupon:	7.357 %
Srvc Fee:	0.607 %
Orig. Term:	360 mos
Current WAM:	359 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
102-00+	5.819	5.812	5.805	5.799	5.796	5.784	5.755	5.685	5.609
102-01+	5.813	5.805	5.798	5.792	5.789	5.777	5.747	5.677	5.600
102-02+	5.806	5.798	5.792	5.785	5.783	5.770	5.740	5.669	5.591
102-03+	5.800	5.792	5.785	5.779	5.776	5.763	5.733	5.661	5.582
102-04+	5.793	5.785	5.778	5.772	5.769	5.756	5.726	5.653	5.572
102-05+	5.787	5.779	5.772	5.765	5.762	5.749	5.718	5.644	5.563
102-06+	5.780	5.772	5.765	5.759	5.755	5.742	5.711	5.636	5.554
102-07+	5.774	5.766	5.758	5.752	5.749	5.735	5.704	5.628	5.545
102-08+	5.767	5.759	5.752	5.745	5.742	5.729	5.696	5.620	5.536

WAL:	5.86	5.75	5.65	5.57	5.54	5.38	5.04	4.40	3.86
Mod. Dur:	4.71	4.64	4.58	4.53	4.50	4.40	4.18	3.73	3.34
Spread	120.8	121.6	122.2	122.8	123.0	124.0	125.8	142.8	156.6
First Prin:	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002
Last Prin:	11/2010	09/2010	06/2010	04/2010	03/2010	11/2009	10/2008	09/2007	12/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.681	1.881	2.337	3.193	3.821	4.492	5.287	5.829
OnTR/Swp Spd	1.736	1.898	2.340	3.223/43	3.635/59	4.458/44	5.144/51	5.669/51
OnTR Price	99-18+	99-02	108-04	100-09	107-18	99-20	97-30+	95-27

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.127	6.721	99-29	97-09+

CAP VOLS (years)					
1	2	3	5	10	30
36.040	30.170	26.840	23.750	20.010	17.200

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
18.910	19.820	15.740	12.480

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

June 20, 2002 01:35 PM
User: mercadk
As of June 20, 2002, 01:35 PM

Greenwich Capital Markets

Yield Sensitivity Table

Bond Class	
Name / Class:	CWALT028G A3
Cusip:	
Coupon:	6.250 %
Formula:	N/A
Orig. Balance:	$17,255,000.00
Factor:	1.00000000
Factor date:	03/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$17,255,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,000,000.00
Net Coupon:	6.750 %
Gross Coupon:	7.357 %
Srvc Fee:	0.607 %
Orig. Term:	360 mos
Current WAM:	359 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
103-12	5.540	5.528	5.518	5.508	5.504	5.485	5.440	5.332	5.215
103-13	5.533	5.522	5.511	5.502	5.497	5.478	5.433	5.324	5.206
103-14	5.527	5.515	5.505	5.495	5.491	5.472	5.426	5.316	5.197
103-15	5.521	5.509	5.498	5.489	5.484	5.465	5.418	5.308	5.188
103-16	5.514	5.502	5.492	5.482	5.477	5.458	5.411	5.300	5.179
103-17	5.508	5.496	5.485	5.475	5.471	5.451	5.404	5.292	5.170
103-18	5.502	5.489	5.479	5.469	5.464	5.444	5.397	5.284	5.161
103-19	5.495	5.483	5.472	5.462	5.458	5.438	5.390	5.276	5.152
103-20	5.489	5.477	5.465	5.456	5.451	5.431	5.383	5.268	5.143

WAL:	5.86	5.75	5.65	5.57	5.54	5.38	5.04	4.40	3.86
Mod. Dur:	4.73	4.66	4.60	4.55	4.52	4.42	4.20	3.74	3.35
Spread	125.0	125.5	125.8	126.1	126.3	126.7	127.3	138.9	148.5
First Prin:	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002	07/2002
Last Prin:	11/2010	09/2010	06/2010	04/2010	03/2010	11/2009	10/2008	09/2007	12/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OfTR Yld	1.674	1.763	2.104	2.897	3.498	4.159	4.999	5.638
OnTR/Swp Spd	1.720	1.815	2.183	2.918/44	3.317/63	4.117/50	4.856/55	5.472/51
OnTR Price	99-19	99-04	102-02	100-20	108-14	101-04	100-04+	98-19

1 Mo L	3Mo L	11Cof	Prime
1.840	1.860	2.723	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.923	6.520	99-29	97-09+

CAP VOLS (years)					
1	2	3	5	10	30
38.440	33.540	29.330	25.630	21.070	17.870

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.040	20.840	16.390	13.110

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

June 20, 2002 01:37 PM
User: mercadk
As of June 20, 2002, 01:37 PM

Bond Class		
Name / Class:	CWALT028G	A6
Cusip:		
Coupon:		6.500 %
Formula:		N/A
Orig. Balance:		$10,000,000.00
Factor:		1.00000000
Factor date:		03/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$10,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,000,000.00
Net Coupon:	6.750 %
Gross Coupon:	7.357 %
Srvc Fee:	0.607 %
Orig. Term:	360 mos
Current WAM:	359 mos
Current Age:	1 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
99-26	6.560	6.559	6.557	6.556	6.555	6.552	6.545	6.538	6.530
99-27	6.556	6.555	6.554	6.552	6.551	6.547	6.539	6.531	6.522
99-28	6.553	6.551	6.550	6.548	6.547	6.542	6.534	6.525	6.515
99-29	6.549	6.547	6.546	6.544	6.543	6.538	6.528	6.518	6.508
99-30	6.545	6.544	6.542	6.540	6.538	6.533	6.523	6.512	6.500
99-31	6.542	6.540	6.538	6.536	6.534	6.528	6.517	6.505	6.493
100-00	6.538	6.536	6.534	6.531	6.530	6.523	6.512	6.499	6.485
100-01	6.534	6.532	6.530	6.527	6.526	6.519	6.506	6.492	6.478
100-02	6.531	6.528	6.526	6.523	6.522	6.514	6.500	6.486	6.470
WAL:	13.29	12.44	11.66	10.92	10.56	9.14	7.32	6.01	5.08
Mod. Dur:	8.54	8.21	7.88	7.55	7.38	6.63	5.61	4.80	4.18
Spread	134.6	136.8	138.8	140.6	141.5	151.7	176.7	194.3	206.5
First Prin:	11/2010	09/2010	06/2010	04/2010	03/2010	10/2008	05/2007	08/2006	02/2006
Last Prin:	06/2020	12/2018	03/2018	07/2017	04/2017	11/2015	07/2013	03/2011	06/2009
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.680	1.859	2.293	3.142	3.776	4.457	5.244	5.790
OnTR/Swp Spd	1.726	1.888	2.317	3.173/41	3.589/58	4.421/42	5.100/51	5.627/50
OnTR Price	99-18+	99-02	108-06+	100-12	107-23+	99-25+	98-09	96-13+

1 Mo L	3Mo L	11Cof	Prime
1.840	1.870	2.653	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
6.070	6.670	99-29	97-09+

CAP VOLS (years)					
1	2	3	5	10	30
36.620	30.350	26.830	23.720	19.990	17.110

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.280	20.170	16.010	12.720

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

Bond Class	
Name / Class:	CWALT028H A7
Cusip:	
Coupon:	4.850 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	03/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	06/28/2002
Issue Date:	06/01/2002
First Pay Date:	07/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$500,000,000.00
Net Coupon:	6.750 %
Gross Coupon:	7.357 %
Srvc Fee:	0.607 %
Orig. Term:	360 mos
Current WAM:	359 mos
Current Age:	1 mos

Price	1*0.5USR	1*0.65USR	1*0.75USR	1*0.9USR	1USR	1*1.25USR	1*1.5USR	1*1.75USR	1*2USR
100-25	4.610	4.541	4.496	4.430	4.387	4.280	4.177	4.076	3.977
100-26	4.601	4.531	4.484	4.417	4.372	4.263	4.156	4.053	3.951
100-27	4.593	4.520	4.473	4.403	4.358	4.246	4.136	4.029	3.925
100-28	4.585	4.510	4.462	4.390	4.343	4.228	4.116	4.006	3.900
100-29	4.577	4.500	4.450	4.377	4.329	4.211	4.095	3.983	3.874
100-30	4.569	4.490	4.439	4.364	4.315	4.193	4.075	3.960	3.848
100-31	4.561	4.480	4.428	4.351	4.300	4.176	4.055	3.937	3.822
101-00	4.553	4.470	4.416	4.338	4.286	4.159	4.035	3.914	3.796
101-01	4.545	4.460	4.405	4.325	4.272	4.142	4.015	3.891	3.771

WAL:	4.37	3.44	3.02	2.56	2.33	1.91	1.62	1.41	1.26
Mod. Dur:	3.80	3.07	2.73	2.35	2.15	1.78	1.52	1.34	1.20
Spread	71.9	102.4	114.5	125.8	130.4	137.2	146.7	150.6	151.1
First Prin:	11/2003	08/2003	07/2003	05/2003	05/2003	03/2003	02/2003	01/2003	01/2003
Last Prin:	11/2010	11/2008	12/2007	01/2007	08/2006	10/2005	04/2005	11/2004	07/2004
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.671	1.754	2.079	2.850	3.452	4.119	4.967	5.617
OnTR/Swp Spd	1.721	1.811	2.164	2.870/44	3.271/63	4.074/50	4.822/55	5.451/51
OnTR Price	99-18	99-03+	102-03+	100-23	108-19+	101-10+	100-12+	98-28+

1 Mo L	3Mo L	11Cof	Prime
1.839	1.860	2.723	4.750

15Mtg	30Mtg	FN 6.0	FN 5.5
5.891	6.488	99-22+	96-28+

CAP VOLS (years)					
1	2	3	5	10	30
37.320	34.110	29.590	25.650	21.020	17.860

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
20.190	21.030	16.550	13.270

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30